	2020		2019
CURRENT ASSETS:			
Cash and cash equivalents	$ 477	$	0
Trade Accounts Receivable	1,369		0
Inventory	6,288		0
Prepaid expenses and other current assets	0		0
Total Current Assets	8,133		0
PROPERTY AND EQUIPMENT:			
Net Property and Equipment	5,281		0
TOTAL ASSETS	$ 13,413	$	0
CURRENT LIABILITIES:			
Current Portion of Long-Term Debt	$ 0	$	0
Accounts Payable	0		0
Other Current Liabilities	785		0
Credit Cards Payable	4,996		0
Total Current Liabilities	5,781		0
DEFFERRED TAX LIABILITY	-		-
LONG-TERM LIABILITIES			
Investment Loans	15,715		
TOTAL LIABILITIES	21,496		0
MEMBER'S EQUITY			
Retained Earnings	0		
Net Income	(8,083)		
TOTAL LIABILITIES AND MEMBER'S EQUITY	(8,083)		0
	$ 13,413	$	0

Lumineux Chocolate, LLC
Statements of Operations
November 2019 (inception) through October 2020 - unaudited

	2020	2019
SALES	$ 22,090	$ 0
COST OF SALES	10,061	0
GROSS PROFIT	12,029	0
OPERATING EXPENSES:		
Advertising	2,979	0
Bank Service Charges	78	0
Depreciation	0	0
Insurance	455	0
Taxes and Licenses	1,380	0
Miscellaneous	2,058	0
Rent	7,246	0
Repairs and Maintenance	61	0
Supplies and Software	2,062	0
Travel & Meals	823	0
Website	458	0
Wages	2,512	0
Total Operating Expenses	20,111	0
NET OPERATING INCOME	(8,083)	0
OTHER INCOME/(EXPENSES)		
Interest income	0	0
Interest expense	0	0
TOTAL OTHER INCOME/(EXPENSES)	0	0
NET INCOME BEFORE TAXES	(8,083)	0
INCOME TAXES:		
Current	-	-
Deferred	-	-
NET INCOME	$ (8,083)	$ 0

Lumineux Chocolate, LLC
Statement of Cash Flow
November 2019 (inception) through October 2020 - unaudited

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (8,083)	$ -
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Deferred Income Taxes	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	(168)	-
Inventory	(7,488)	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	785	-
Credit Cards Payable	4,996	-
Total Adjustments	(1,875)	-
Net Cash Flows From Operating Activities	(9,958)	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(5,281)	-
Net Cash Flows From Investing Activities	(5,281)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Investment Loans	15,715	
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	15,715	-
NET INCREASE (DECREASE) IN CASH	477	-
CASH - BEGINNING	-	-
CASH - ENDING	$ 477	$ -

Lumineux Chocolate, LLC
Statements of Member's Equity
November 2019 (inception) through October 2020 - unaudited

	2020	2019
MEMBER'S EQUITY - BEGINNING	$ 0	$ 0
Net Income	(8,083)	0
Member's Withdrawals	-	-
MEMBER'S EQUITY - ENDING	$ (8,083)	$ 0

I, Benjamin Snyder, certify that:

(1) The financial statements of Luminex Chocolate LLC included in this Form are true and complete in all material respects; and

(2) No tax return has been prepared or filed to date.

Signature: DocuSigned by: Benjamin Snyder 5E645531AC6548B...

Printed Name: Benjamin Snyder

Title: **Co-Founder, Principal Executive Officer**

Date: 11/30/2020

LUMINEUX CHOCOLATE, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Period from November 2019 (inception) through October 2020
(unaudited)

NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>

LUMINEUX CHOCOLATE, LLC ("the Company") was incorporated on November 18, 2019 under the laws of the State of South Carolina, and is headquartered in Greenville, South Carolina. The Company crafts small-batch, bean-to-bar chocolate with as much focus on caring for the farmers creating the beans as the customers enjoying our bars.

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At October 31, 2020, the Company had items that would be considered cash equivalents in the amount of $477. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

NOTE 2— GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception of $8,083 which, among other factors, raises doubts about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

NOTE 4 — RELATED PARTY TRANSACTIONS

During the year 2020, the Company received investment loans from family in the amount of $7,150 for operations. These funds are interest bearing, with the exception of $2,500 loaned as non-interest bearing.